UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2017

CAVIUM, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-33435	77-0558625
(Commission File No.)	(IRS Employer Identification No.)

2315 N. First Street, San Jose CA 95131

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (408) 943-7100

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Current Report on Form 8-K is being filed to make available certain historical financial statements of QLogic Corporation (“QLogic”) related to the Cavium, Inc. (“Cavium”) acquisition of QLogic, information required to be included in the Registration Statement on Form S-4 (as amended, the “Registration Statement”) being filed today by Marvell Technology Group Ltd. (referred to as “Marvell”), in connection with the Agreement and Plan of Merger, dated as of November 19, 2017, among Cavium, Marvell, and a wholly-owned indirect Marvell subsidiary.

This information should be read in connection with the financial statements and information contained in the Registration Statement and in the Registration Statement on Form S-4/A filed on July 27, 2016 in connection with Cavium’s acquisition of QLogic.

Item 8.01 and Item 9.01. Financial Statements and Exhibits

(a) Financial Statements of Business Acquired

The following audited and unaudited consolidated financial statements of QLogic, and accompanying notes thereto, are attached as exhibits and incorporated by reference in this document:

•	The audited financial statements of QLogic as of April 3, 2016 and March 29, 2015 and for the years ended April 3, 2016, March 29, 2015 and March 30, 2014;

•	The unaudited financial statements of QLogic as of and for the nine months ended December 27, 2015; and

•	The unaudited financial statements of QLogic as of and for the six months ended July 3, 2016.

(d) Exhibits

Exhibit No.	Description

23.1	Consent of KPMG LLP, independent registered public accounting firm

99.1	Audited financial statements of QLogic as of April 3, 2016 and March 29, 2015 and for the years ended April 3, 2016, March 29, 2015 and March 30, 2014 and accompanying notes thereto

99.2	Unaudited financial statements of QLogic as of and for the nine months ended December 27, 2015, and accompanying notes thereto

99.3	Unaudited financial statements of QLogic as of and for the six months ended July 3, 2016, and accompanying notes thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2017	CAVIUM, INC.

	By:	/s/ ARTHUR D. CHADWICK
Arthur D. Chadwick
Vice President of Finance and Administration and Chief Financial Officer